CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as amended, of our independent auditors' report dated January 18, 2017 relating to the balance sheet of Secured Real Estate Investment Fund II, LLC as of December 31, 2016, and the related statement of operations, changes in members' equity, and cash flows for the period from June 15, 2016 (Formation) through December 31, 2016, and the related notes to the financial statements, which includes an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern.  We also consent to the reference to our Firm under the heading "Experts" in such Offering Circular.

/s/ dbbmckennon

dbbmckennon
Newport Beach, California
February 3, 2017